Exhibit 99.5

Notice to ASX/LSE

Agreement reached on a preferred long-term power supply for Oyu Tolgoi

29 June 2020

Rio Tinto, Turquoise Hill and the Government of Mongolia have reached an agreement on the preferred domestic power solution for Oyu Tolgoi that paves the way for the Government to fund and construct a State Owned Power Plant at Tavan Tolgoi.

The agreement, which is a revision of the Power Source Framework Agreement (PSFA) signed in 2018, states that the Parties will work towards finalising a Power Purchase Agreement by the end of March 2021. In addition, the amended PSFA sets a proposed timetable for development, with construction of the coal-fired power plant set to begin no later than 1 July 2021, and commissioning within four years thereafter.

Oyu Tolgoi currently uses imported power and both the Government of Mongolia and Oyu Tolgoi have committed to extending the current arrangement to ensure continued stable power is supplied to the mine and underground project until the State Owned Power Plant is commissioned and is able to supply stable, reliable and continuous power.

Arnaud Soirat, Copper & Diamonds chief executive, said, “This agreement provides a potential pathway to securing a domestic power supply for the Oyu Tolgoi mine and underground project for the benefit of all shareholders and the wider community.  We look forward to working with the Government of Mongolia to progress the solution.”

Contacts

media.enquiries@riotinto.com riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028
Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.